Exhibit 4.10

(Translation, for reference only)

Termination Agreement

THIS TERMINATION AGREEMENT (“Agreement”) is made and entered into as of November 30, 2016 (“Execution Date”), by and between ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of Taiwan (“ChipMOS Taiwan”), and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED., a company incorporated under the laws of the People’s Republic of China (“Subscriber”).

WHEREAS, ChipMOS Taiwan and a de facto controlling entity of the Subscriber, Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”), entered into that certain Share Subscription Agreement, dated as of December 11, 2015 (“Share Subscription Agreement”), pursuant to which, 299,252,000 common shares issued through private placement by ChipMOS Taiwan (“Private Placement Shares”) to be subscribed by a de facto controlled entity of Tsinghua Unigroup.

WHEREAS, ChipMOS Taiwan, Tsinghua Unigroup and the Subscriber entered into that certain Subscriber Joinder Agreement, dated as of February 25, 2016 (“Subscriber Joinder Agreement”), which sets forth that Tsinghua Unigroup assigned its obligations and liabilities under the Share Subscription Agreement to the Subscriber; further, ChipMOS Taiwan and the Subscriber entered into that certain Share Subscription Agreement, dated as of such same date (“Subscriber Share Subscription Agreement”), which sets forth that the Private Placement Shares were to be subscribed by the Subscriber.

WHEREAS, given the subjective and objective factors and after an amicable negotiation between ChipMOS Taiwan and the Subscriber, both Parties reach an agreement to terminate the Subscriber Joinder Agreement and Subscriber Share Subscription Agreement.

NOW, THEREFORE, ChipMOS Taiwan and the Subscriber hereby agree as follows:

Article 1 Termination

1.1	ChipMOS Taiwan and the Subscriber agree to terminate the Subscriber Share Subscription Agreement pursuant to the mutual termination provision of Article 8.1(1) of the Subscriber Share Subscription Agreement, and mutually agree to terminate the Subscriber Joinder Agreement. The foregoing termination shall take effect upon the Execution Date.

(Translation, for reference only)

1.2	ChipMOS Taiwan and the Subscriber agree to release the other Party and its directors, managerial officers, employees, consultants and agents (collectively, “Released Persons”) from any and all liabilities and obligations arising from the Subscriber Share Subscription Agreement and Subscriber Joinder Agreement, and both Parties waive any and all claims, demands, fees, costs and expenses which ChipMOS Taiwan or the Subscriber may have or assert against the Released Persons pursuant to or in connection with the Subscriber Share Subscription Agreement or Subscriber Joinder Agreement.

1.3	Notwithstanding anything to the contrary in the Subscriber Share Subscription Agreement or Subscriber Joinder Agreement, none of the survival clauses in the Subscriber Share Subscription Agreement or Subscriber Joinder Agreement except for that Articles 10.5 and 10.10 in the Subscriber Share Subscription Agreement shall survive after the Execution Date.

Article 2 Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Taiwan. The Parties shall first seek to resolve any dispute arising from or in connection to this Agreement through negotiation. If the Parties fail to resolve such dispute through negotiation, each Party shall have the right to issue notice (“Dispute Notice”) to the other Party, and such Dispute Notice shall specify the details of the dispute. If the Parties fail to resolve such dispute amicably through negotiation within sixty (60) days from the date a Party issues its Dispute Notice to the other Party, each Party shall have the right to submit such dispute to the Hong Kong International Arbitration Center, and proceed with the arbitration procedures in accordance with the Rules of the International Chamber of Commerce with three (3) arbitrators. Each Party shall select one (1) arbitrator, and the third arbitrator shall be appointed by the two (2) arbitrators so selected. All such proceedings shall be conducted entirely in Mandarin Chinese. The Parties agree to keep the contents of the dispute and the proceeding of the arbitration confidential. The arbitration award shall be final and binding on the Parties. The losing Party in such arbitration shall bear all costs and expenses related to the arbitration as determined by the arbitrators in such dispute (including attorney’s fees).

(Translation, for reference only)

Article 3 Miscellaneous

3.1	If there is any discrepancy between the Subscriber Share Subscription Agreement or Subscriber Joinder Agreement, and this Agreement, this Agreement shall prevail.

3.2	This Agreement constitutes the entire and only agreement between the Parties, and supersedes all written and oral undertakings, agreements and expressions of intent prior to the execution hereof.

3.3.	Regarding the expenses arising from this Agreement, each Party shall bear the expenses incurred by it pursuant to the nature of such expenses and the relevant provisions.

3.4	This Agreement shall be executed in four (4) originals. ChipMOS Taiwan and the Subscriber shall hold two (2) originals each.

[Signature page follows]

This is the signature page for the “TERMINATION AGREEMENT”

ChipMOS TECHNOLOGIES INC.	Tibet MaoYeChaungXin INVESTMENT CO., LIMITED

Name: Shih-Jye Cheng Title: Chairman	Name: Weiguo Zhao Title: Chairman